Exhibit 2.9

Unaudited Interim Condensed Consolidated Financial Statements of

For the three-month and six-month periods ended September 30, 2014 and 2013

CERES GLOBAL AG CORP. Table of Contents September 30, 2014

Page

Interim Condensed Consolidated Balance Sheets	1

Interim Condensed Consolidated Statements of Comprehensive Income (Loss)	2

Interim Condensed Consolidated Statements of Cash Flows	3

Interim Condensed Consolidated Statements of Changes in Shareholders’ Equity	4

Notes to the Interim Condensed Consolidated Financial Statements	5 – 24

CERES GLOBAL AG CORP.
Consolidated Balance Sheets
(Unaudited)

	Note	September 30, 2014	March 31, 2014
ASSETS
Current
Cash		$13,713,418	$12,009,400
Portfolio investments, at fair value	4	848,163	848,163
Due from Brokers	5	6,213,098	4,620,007
Derivatives	12(a)	4,578,810	2,965,891
Accounts receivable, trade		4,661,222	6,757,757
Inventories, grains		131,047,903	113,320,466
GST - HST recoverable		707,070	1,469,543
Income taxes recoverable		75,673	58,465
Assets held for sale	6	-	18,233,455
Prepaid expenses and sundry assets		3,468,626	1,477,376
Current assets		165,313,983	161,760,523
Investments in associates		5,686,893	4,625,667
Intangible assets		334,680	331,650
Investment property	7	-	14,803,988
Property, plant and equipment	8	93,424,110	50,687,083
Non-current assets		99,445,683	70,448,388
TOTAL ASSETS		$264,759,666	$232,208,911

LIABILITIES
Current
Bank indebtedness	9	$77,790,788	$71,746,950
Term loan	10	22,312,000	-
Accounts payable and accrued liabilities		22,132,899	7,567,634
Repurchase obligations	11	-	15,941,080
Derivatives	12(a)	6,322,763	1,752,256
Provision for future payments to Front Street Capital	15	864,000	970,000
Current liabilities		129,422,450	97,977,920
Non-current liability, deferred income taxes		310,667	156,534
TOTAL LIABILITIES		129,733,117	98,134,454

SHAREHOLDERS' EQUITY
Common shares	13(e)	137,100,022	137,100,022
Deferred share units	14	187,713	62,500
Contributed surplus		9,228,422	9,228,422
Currency translation account		9,092,661	8,072,943
Deficit		(20,582,269)	(20,389,430)
TOTAL SHAREHOLDERS' EQUITY		135,026,549	134,074,457
COMMITMENTS	8
CONTINGENT LIABILITY	18
SUBSEQUENT EVENT	19
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		$264,759,666	$232,208,911

The accompanying notes are an integral part of these financial statements.

ON BEHALF OF THE BOARD

CERES GLOBAL AG CORP.
Interim Condensed Consolidated Statements of Comprehensive Income (Loss)
For the three-month and six-month periods ended September 30
(Unaudited)

		3 months		6 months
	Note	2014	2013	2014	2013
REVENUES		$17,126,266	$74,378,249	$68,583,986	$144,091,591
Cost of sales		(11,801,539)	(71,747,467)	(62,093,199)	(143,517,471)
GROSS PROFIT		5,324,727	2,630,782	6,490,787	574,120
General and administrative expenses	15	(2,919,310)	(11,531,995)	(6,329,915)	(14,448,936)
INCOME (LOSS) FROM OPERATIONS		2,405,417	(8,901,213)	160,872	(13,874,816)
Finance income (loss)	12(b)	(1,818)	(1,862,684)	(147,252)	(1,672,229)
Finance expenses		(523,475)	(934,004)	(1,169,135)	(2,324,012)
INCOME (LOSS) BEFORE INCOME TAXES AND UNDERNOTED ITEM		1,880,124	(11,697,901)	(1,155,515)	(17,871,057)
Income taxes (recovery)		168,958	(234,224)	286,050	(204,134)
INCOME (LOSS) BEFORE UNDERNOTED ITEM		1,711,166	(11,463,677)	(1,441,565)	(17,666,923)
Share of net income (loss) in investments in associates		201,633	(224,103)	1,248,726	139,062
NET INCOME (LOSS) FOR THE PERIOD		1,912,799	(11,687,780)	(192,839)	(17,527,861)
Other comprehensive gain (loss) for the period
Gain (loss) on translation of foreign currency accounts of foreign operations		4,976,660	(2,205,268)	1,019,718	1,584,430
TOTAL COMPREHENSIVE GAIN (LOSS) FOR THE PERIOD		$6,889,459	$(13,893,048)	$826,879	$(15,943,431)

WEIGHTED-AVERAGE NUMBER OF SHARES FOR THE PERIOD		14,208,208	14,289,539	14,208,208	14,311,749
PROFIT (LOSS) PER SHARE
Basic		$0.13	$(0.82)	$(0.01)	$(1.22)
Diluted		$0.13	$(0.82)	$(0.01)	$(1.22)

Supplemental disclosure of selected information:
Depreciation included in Cost of sales		$761,297	$695,596	$1,292,723	$1,390,133
Depreciation included in General and administrative expenses		$12,995	$37,615	$53,442	$76,088
Amortization of financing costs included in Finance expenses		$146,934	$112,152	$294,111	$222,684
Personnel costs included in Cost of sales		$409,974	$403,347	$830,986	$708,939
Personnel costs included in General and administrative expenses		$94,487	$101,794	$204,074	$196,858

The accompanying notes are an integral part of these financial statements.

CERES GLOBAL AG CORP.
Interim Condensed Consolidated Statements of Cash Flows
For the three-month and six-month periods ended September 30
(Unaudited)
	Note	3 months		6 months
		2014	2013	2014	2013
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss) for the period		$1,912,799	$(11,687,780)	$(192,839)	$(17,527,861)
Adjustments for:
Depreciation of property, plant and equipment		774,292	733,211	1,346,165	1,466,221
Realized gain on sale of property, plant and equipment	12(b)	-	(176,786)	-	(176,786)
Change in fair value of investments		-	2,022,278	-	1,400,833
Finance expense		523,475	934,004	1,169,135	2,324,012
Income taxes		168,958	(234,224)	286,050	(204,134)
Deferred share units issued to Directors and fair value adjustment	14	74,627	-	143,925	-
Share of net income in investments in associates		(201,633)	224,103	(1,248,726)	(139,062)
		3,252,518	(8,185,194)	1,503,710	(12,856,777)
Changes in non-cash working capital accounts	17	(36,727,867)	4,230,383	156,325	66,031,448
Interest paid		(318,462)	(806,005)	(956,106)	(2,322,678)
Income taxes paid		(3,360)	(67,506)	(3,360)	(67,506)
Cash flow provided by (used in) operating activities		(33,797,171)	(4,828,322)	700,569	50,784,487
CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from disposition of assets held for sale		-	-	6,759,240	-
Dividend received from associate		-	-	187,500	-
Proceeds from sale of property, plant and equipment		-	1,496,071	-	1,496,071
Acquisition of, and costs capitalized on, investment property	7	-	(2,027,907)	(5,052,271)	(4,059,306)
Acquisition of property, plant and equipment	8	(11,926,909)	(549,426)	(12,495,019)	(617,166)
Cash flow used in investing activities		(11,926,909)	(1,081,262)	(10,600,550)	(3,180,401)
CASH FLOWS FROM FINANCING ACTIVITIES
Net proceeds from (repayment of) bank indebtedness		32,701,500	813,300	5,446,500	(28,862,400)
Proceeds from term loan		-	-	21,323,000	-
Net repayment of repurchase obligations		-	-	(15,720,457)	(27,130,501)
Financing costs paid		-	-	(479,688)	-
Deferred share units redeemed		-	-	(18,712)	-
Repurchase of common shares under normal course issuer bid		-	(895,710)	-	(895,710)
Cash flow provided by (used in) financing activities		32,701,500	(82,410)	10,550,643	(56,888,611)
Foreign exchange cash flow adjustment on accounts denominated in a foreign currency		1,135,086	(168,592)	1,053,356	(327,121)
Increase (decrease) in cash for the period		(11,887,494)	(6,160,586)	1,704,018	(9,611,646)
Cash, beginning of period		25,600,912	16,992,776	12,009,400	20,443,836
Cash, end of period		$13,713,418	$10,832,190	$13,713,418	$10,832,190
The accompanying notes are an integral part of these financial statements

CERES GLOBAL AG CORP.
Interim Condensed Consolidated Statements of Changes in Shareholders' Equity
For the six-month periods ended September 30
(Unaudited)

	Note		Common shares	Warrants	Deferred share units	Contributed surplus	Currency translation account	Deficit	Total

Balances, April 1, 2014			$137,100,022	$-	$62,500	$9,228,422	$8,072,943	$(20,389,430)	$134,074,457
Changes in six-month period ended September 30, 2014
Issuance of Deferred Share Units	14		-	-	146,356	-	-	-	146,356
Redemption of Deferred Share Units for cash	14		-	-	(18,712)	-	-	-	(18,712)
Fair value adjustment of Deferred Share Units	14		-	-	(2,431)	-	-	-	(2,431)
Other comprehensive loss			-	-	-	-	1,019,718	-	1,019,718
Net loss for the period			-	-	-	-	-	(192,839)	(192,839)
Balances, September 30, 2014			$137,100,022	$-	$187,713	$9,228,422	$9,092,661	$(20,582,269)	$135,026,549

Balances, April 1, 2013			$138,298,904	$202,384	$-	$9,026,038	$(1,292,904)	$(1,353,911)	$144,880,511
Changes in six-month period ended September 30, 2013
Expiry of warrants, June 11, 2013	13	(c)	-	(202,384)	-	202,384	-	-	-
Repurchases under normal course issuer bid	13	(b)	(1,113,892)	-	-	-	-	218,182	(895,710)
Other comprehensive income			-	-	-	-	1,584,430	-	1,584,430
Net loss for the period			-	-	-	-	-	(17,527,861)	(17,527,861)
Balances, September 30, 2013			$137,185,012	$-	$-	$9,228,422	$291,526	$(18,663,590)	$128,041,370
The accompanying notes are an integral part of these financial statements

CERES GLOBAL AG CORP. Notes to the Interim Condensed Consolidated Financial Statements September 30, 2014 (Unaudited)

1.	CORPORATE STATUS, REPORTING ENTITY AND NATURE OF OPERATIONS

Ceres Global Ag Corp. (hereinafter referred to as “Ceres” or the “Corporation”) was incorporated on November 1, 2007, as amended on December 6, 2007, under the provisions of the Business Corporations Act (Ontario). On April 1, 2013, Ceres Global Ag Corp. amalgamated with Corus Land Holding Corp. Thereafter, the amalgamated corporation continued operating as Ceres Global Ag Corp.  Ceres is a corporation domiciled in Canada, with its head office located at 36 Toronto Street, Suite 850, Toronto, Ontario, Canada, M5C 2C5.

These interim condensed consolidated financial statements of Ceres as at and for the three-month periods ended September 30, 2014 and September 30, 2013 include the accounts of Ceres and its wholly owned subsidiaries Ceres Canada Holding Corp., Riverland Agriculture Limited (“Riverland Canada”), Ceres U.S. Holding Corp., and Riverland Ag Corp. (“Riverland Ag”). All intercompany transactions and balances have been eliminated.

Unless otherwise stated, Riverland Ag and Riverland Canada will be collectively referred to as Riverland Ag. Riverland Ag is an agricultural cereal grain storage, customer-specific procurement and supply ingredient company that owns and operates nine (9) grain storage, handling and merchandising facilities in the states of Minnesota and New York, and the province of Ontario, with a combined licensed capacity of 47 million bushels. Riverland Ag also manages two (2) facilities in Wyoming on behalf of its customer-owner.

All of the Corporation’s revenues for the three and six-month periods ended September 30, 2014 and 2013 are generated in the United States. Furthermore, as at September 30, 2014, of the Corporation’s $264.8 million in total assets, $207.9 million are domiciled in the United States, while $56.9 million are domiciled in Canada. As at March 31, 2014, the Corporation had $199.6 million in total assets domiciled in the United States while $32.6 million were domiciled in Canada.

2.	BASIS OF PREPARATION

Statement of compliance

These interim condensed consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and with IAS 34 Interim Financial Reporting (“IAS 34”). Certain information and disclosures normally required to be included in notes to annual consolidated financial statements have been condensed or omitted.  Accounting, estimation and valuation policies have been consistently applied to all periods presented herein, in accordance with IFRS.

These interim condensed consolidated financial statements were authorized for issue by the Audit Committee of the Board of Directors on November 6, 2014.

Functional and presentation currency

These consolidated financial statements are presented in Canadian dollars (“C$”), which is the Corporation’s functional currency.

Basis of measurement

These interim condensed consolidated financial statements have been prepared on the historical cost

CERES GLOBAL AG CORP. Notes to the Interim Condensed Consolidated Financial Statements September 30, 2014 (Unaudited)

basis, except for the following material items in the statement of financial position:

2.	BASIS OF PREPARATION (continued)

Basis of measurement (continued)

•	Derivative financial instruments are measured at fair value;
•	Financial instruments at fair value through profit or loss are measured at fair value; and
•	Inventories are measured at fair value less costs to sell.

Use of estimates and judgments

The preparation of the interim condensed consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Interim condensed consolidated financial statements

These interim condensed consolidated financial statements should be read in conjunction with Ceres’ audited consolidated financial statements for the year ended March 31, 2014.  The Corporation’s significant accounting policies were presented in Note 3 of those audited financial statements.

Future changes in accounting standards

On May 28, 2014, the International Accounting Standards Board issued IFRS 15 Revenue from Contracts with Customers. The new standard is effective for annual periods beginning on or after January 1, 2017. The Corporation intends to adopt IFRS 15 in its financial statements for the annual period beginning on April 1, 2017. The Corporation is evaluating the effects related to the future adoption of IFRS 15.  The Corporation does not expect to early adopt this new standard.

Effective for annual reporting periods beginning on or after January 1, 2015, the current standard for financial instruments (IAS 39 Financial Instruments – Recognition and Measurement) will be replaced by IFRS 9 Financial Instruments. The new standard will replace the current multiple classification and measurement models for financial assets and liabilities with a single model having only two classification categories:  amortized cost and fair value. The Corporation is evaluating the effects related to the future adoption of IFRS 9.  The Corporation does not expect to early adopt this new standard.

CERES GLOBAL AG CORP. Notes to the Interim Condensed Consolidated Financial Statements September 30, 2014 (Unaudited)

4.	PORTFOLIO INVESTMENTS

Portfolio investments are classified as held for trading, and consist of equity securities of private companies.

	September 30, 2014	March 31, 2014
Total fair value	$848,163	$848,163

Total cost	$7,231,818	$7,231,818

Fair value for securities in private companies has been determined using primarily the market approach for recent and comparable transactions, adjusted by management to consider factors such as liquidity risk.

5.	DUE FROM (TO) BROKERS

Due from Brokers is composed of commodity futures and options contracts and margin deposits in the form of cash and open trade equity maintained by a broker in connection with such contracts.  Amounts due from Brokers are offset by amounts due to the same Brokers, under the terms and conditions of enforceable master netting arrangements in effect with all brokers, through which the Company executes its transactions and for which it intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

As at September 30, 2014 and March 31, 2014, the amounts due from Brokers represent the following:

	September 30, 2014	March 31,2014
Due from Brokers
Margin deposits	$5,246,002	$4,725,570
Unrealized gains on future contracts and options, at fair value	967,096	55,242
	6,213,098	4,780,812
Due to Brokers
Unrealized losses on future contracts and options, at fair value	-	(160,805)
	$6,213,098	$4,620,007

CERES GLOBAL AG CORP. Notes to the Interim Condensed Consolidated Financial Statements September 30, 2014 (Unaudited)

6.	ASSETS HELD FOR SALE

During the quarter ended September 30, 2014, the Company discontinued its plan to sell its Savage, Minnesota, facility after a decision was made in the current quarter to retain and use the facility to complement future strategic initiatives. Accordingly, the Company reclassified the assets from assets held for sale to property, plant and equipment and recognized US$216,587 (C$235,928) of depreciation expense representing what would have been recognized for the six-month period ended September 30, 2014 had the asset been classified as property, plant and equipment.

On May 23, 2014, the Corporation closed the sale of the Manitowoc grain storage facility, for gross proceeds of US$6.2 million. At March 31, 2014, the net book value relating to Manitowoc had been written down to an amount equal to the gross proceeds from the sale.  As a result, there was no effect on the Statement of Comprehensive Loss for the three-month period ended June 30, 2014. Pursuant to the purchase and sales agreement, Riverland Ag is leasing back from the purchaser one million bushels of storage capacity at the Manitowoc grain facility for a three-year term.

As at September 30, 2014, the Company has no assets held for sale; however, as at March 31, 2014 the major classes of assets held for sale were as follows:

March 31, 2014	Manitowoc	Savage	Totals

Land	$118,782	$1,093,308	$1,212,090
Buildings and silos / elevators	6,830,873	9,973,350	16,804,223
Machinery and equipment	504,838	261,206	766,044
Furniture and fixtures, computers, office equipment and other assets	200,556	51,490	252,046

	7,655,049	11,379,354	19,034,403
Impairment loss on reclassification as assets held for sale	(763,201)	-	(763,201)
Foreign currency translation adjustment	(37,747)	-	(37,747)
	$6,854,101	$11,379,354	$18,233,455

CERES GLOBAL AG CORP. Notes to the Interim Condensed Consolidated Financial Statements September 30, 2014 (Unaudited)

7.	INVESTMENT PROPERTY

As at September 30, 2014, management has determined that the assets at the Northgate Commodities Logistics Centre (“NCLC”) no longer meet the criteria to be classified as Investment Property under IAS 40 – Investment Property based on management’s decision to solely develop and operate NCLC as owner and operator of the facility. Based on this decision, management has determined that the appropriate classification for the assets at the NCLC would be Property, plant and equipment, as guided by IAS 16 – Property, Plant and Equipment. The reclassification to Property, plant and equipment will have no retroactive implications, as the accounting policy elected to account for previously classified Investment Property was the cost model, which is in accordance with IAS 16’s requirement to account for Property, plant and equipment.

For the six-month period ended September 30, 2014 and for the year ended March 31, 2014, changes to the investment property are as follows:

	September 30, 2014	March 31, 2014
Cost, as at beginning of period	$14,803,988	$4,975,921
Investment property additions	-	12,397
Development and other construction costs capitalized	5,061,659	9,794,316
Foreign currency translation adjustments	(9,388)	21,354
	19,856,259	14,803,988
Amount reclassified to Property, plant and equipment	(19,856,259)	-
Cost, as at end of period	$-	$14,803,988

8.	PROPERTY, PLANT AND EQUIPMENT

	September 30, 2014	March 31, 2014
Buildings and silos/elevators	$60,412,009	$46,732,781
Machinery and equipment	4,049,096	3,621,399
Furniture, fixtures, computers, office equipment & other assets	1,351,062	2,859,008
Land	25,340,747	5,045,257
Construction in progress	13,078,695	-
	104,231,609	58,258,445
Less: accumulated depreciation	(10,807,499)	(7,571,362)
	$93,424,110	$50,687,083

For the six-month period ended September 30, 2014, acquisitions of property, plant and equipment totaled $12,495,019 and for the quarter then ended, acquisitions of property, plant and equipment totaled $11,926,909 (six-month period ended September 30, 2013: $617,166; quarter ended September 30, 2013: $549,426).  During the quarter ended September 30, 2014, no property, plant and equipment was sold (for the quarter ended September 30, 2013, certain property, plant and equipment was sold for proceeds of $1,496,071, realizing a gain of $176,786).

CERES GLOBAL AG CORP. Notes to the Interim Condensed Consolidated Financial Statements September 30, 2014 (Unaudited)

For the six-month period ended September 30, 2014, capitalized development and other construction costs include borrowing costs of $1,164,756 (year ended March 31, 2014: $nil).  Under IAS 23 – Borrowing

8.	PROPERTY, PLANT AND EQUIPMENT (continued)

Costs, Ceres is required to capitalize all costs that are directly attributable to the construction of a qualifying asset. Borrowing costs are directly related to the term loan (Note 10), which is used to finance the development and construction related to the assets in NCLC.

During the six-month period ended September 30, 2014, Ceres entered into contract with a Canadian railroad contractor to furnish and install the rail system at the NCLC. The total contract price is $5,325,527 and as at September 30, 2014, $4,167,447 has been incurred. The remaining commitment is expected to be completed during the third quarter.

During the six-month period ended September 30, 2014, Ceres entered into a contract with a Canadian contractor to design and build an inland grain terminal at the NCLC. The design and build process commenced in early September 2014, and the substantial completion of the project is expected to be in March, 2016. The total contract price is $39,955,000 and as at September 30, 2014, $2,140,513 has been incurred. The remaining commitment is expected to be met over the term of the contract.

9.	BANK INDEBTEDNESS

Riverland Ag has a 364-day revolving credit agreement with a lender based in the United States of America, for a syndicated uncommitted amount of US$120,000,000.  Borrowings bear interest at the annual rate of 2.875 percent plus LIBOR, with interest calculated and paid monthly.  Amounts under the credit agreement that remain undrawn are not subject to a commitment fee.  The credit agreement is subject to borrowing base limitations. The revolver is secured by predominantly all assets of Riverland Ag, including cash and Riverland’s Duluth Storage facility but excluding other property, plant and equipment.

Riverland Ag`s credit facility has certain covenants pertaining to the accounts of Riverland Ag. As at September 30, 2014 and March 31, 2014, Riverland Ag was in compliance with all debt covenants.

As at September 30, 2014 and March 31, 2014, the carrying amount of bank indebtedness is summarized as follows:

	September 30, 2014		March 31, 2014
	in US$	in C$	in US$	in C$

Revolving line of credit	$70,000,000	$78,092,000	$65,000,000	$71,857,500
Unamortized financing costs	(270,000)	(301,212)	(100,000)	(110,550)

	$69,730,000	$77,790,788	$64,900,000	$71,746,950

10.	TERM LOAN

On June 27, 2014, Ceres entered into a senior secured term loan facility agreement (the “Loan”) for US$20,000,000 to finance further development and early stage construction of the Northgate

CERES GLOBAL AG CORP. Notes to the Interim Condensed Consolidated Financial Statements September 30, 2014 (Unaudited)

Commodity Logistics Centre.  This Loan is for an initial term of six months maturing on December 29, 2014, with an ability to extend the term of the facility for a further six months at the request of Ceres and subject to the approval of the lender.  For the first 6 months, the Loan bears interest at an annual rate of 7.25 percent.

10.	TERM LOAN (continued)

If the Loan were extended for an additional six months, the annual interest rate would increase to 11.0 percent on the drawn portion of the facility amount.  The Loan is secured by: (i) a first priority security interest in all personal property of Ceres and its guarantors; and (ii) pledge of equity interests held by Ceres in Ceres Canada Holding Corp., Stewart Southern Railway Inc., and each guarantor

Ceres paid an arrangement fee of 2.0 percent for the Loan, plus legal fees and other related borrowing costs.  As reported in Note 8 (Property, Plant and Equipment) under IAS 23 – Borrowing Costs, Ceres has capitalized all borrowing costs directly attributable to the construction and development of the assets at the Northgate Logistics Commodity Center.

	September 30, 2014		March 31, 2014
	in US$	in C$	in US$	in C$

Term loan payable	$20,000,000	$22,132,000	$-	$-

11.	REPURCHASE OBLIGATIONS

As at March 31, 2014, Riverland Ag had an open repurchase commitment under its product financing arrangement to repurchase 1,500,000 bushels of certain grains.  Under the product financing arrangement, Riverland Ag sold MCUSA grains under contract and simultaneously entered into contracts to repurchase the grains during the first quarter of the fiscal year ending March 31, 2015. Since Riverland Ag is obligated to repurchase these commodities from MCUSA, it has not recognized these transactions as sales.  As at March 31, 2014, the Corporation continues to recognize the inventory owned by Riverland Ag in this regard on its consolidated balance sheet and has recorded a liability of US$14,419,792 at that date (C$15,941,080), plus accrued interest payable.  As at March 31, 2014, the fixed interest rate on the open repurchase commitment is at 3.08 per cent.

As at September 30, 2014, Riverland Ag has no liability under this product financing arrangement.

12.	FINANCIAL INSTRUMENTS

(a)	Fair value of financial instruments

The fair value of financial instruments closely approximates their carrying values.

Derivative assets and Derivative liabilities, which are held for trading and valued at fair value through profit and loss, include the following:

CERES GLOBAL AG CORP. Notes to the Interim Condensed Consolidated Financial Statements September 30, 2014 (Unaudited)

	September 30, 2014	March 31, 2014
Derivative assets
Unrealized gains on open cash contracts	$4,578,810	$2,965,891

Derivative liabilities
Unrealized losses on open cash contracts	$(6,322,763)	$(1,752,256)

12.	FINANCIAL INSTRUMENTS (continued)

(b)	Finance (loss) income

For the three-month and six-month periods ended September 30, 2014 and 2013, finance (loss) income includes the following:

	3 months		6 months
	2014	2013	2014	2013
Interest and other revenues	$17,879	$1	$17,879	$3
Realized gain on sales of property, plant and equipment	-	176,786	-	176,786
Realized and unrealized gain (loss) on currency-hedging	327,603	-	327,603	(468,891)
Realized and unrealized (loss) gain on foreign exchange	(347,300)	(17,193)	(492,734)	20,706
Unrealized increase in fair value of investments	-	(2,022,278)	-	(1,400,833)
	-
	$(1,818)	$(1,862,684)	$(147,252)	$(1,672,229)

(c)	Management of financial instruments risks

In the normal course of business, the Corporation is exposed to various financial instruments risks, including market risk (consisting of price risk, commodity risk, interest rate risk and currency risk), credit risk, custodian and prime brokerage risks, and liquidity risk.  The Corporation’s overall risk management program seeks to minimize potentially adverse effects of those risks on the Corporation’s financial performance.  The Corporation may use derivative financial instruments to mitigate certain risk exposures.  The Corporation may invest in non-public and public issuers and assets.

Price risk

As at September 30, 2014 and March 31, 2014, the Corporation’s market risk pertaining to portfolio investments was potentially affected by two main components, being changes in actual market prices and changes in foreign exchange rates.  As at September 30, 2014 and March 31, 2014, the Corporation’s portfolio investments are solely in private companies.  Therefore, market factors affecting the value of the portfolio investments are primarily changes in fair value of the investments and the Corporation’s ability to liquidate the investments.  As at September 30, 2014 and March 31, 2014, currency risk concerning the portfolio investments is no longer a significant risk issue, as the value of portfolio investments denominated in a currency other than Canadian dollars is nominal.

CERES GLOBAL AG CORP. Notes to the Interim Condensed Consolidated Financial Statements September 30, 2014 (Unaudited)

12.	FINANCIAL INSTRUMENTS (continued)

(c)	Management of financial instruments risks (continued)

Notwithstanding the foregoing, the following is a summary of the effect on the results of operations of the Corporation, if the fair value of each of the portfolio investments as at September 30, 2014 and March 31, 2014 had increased or decreased by 10 percent, with all other variables remaining constant:

	September 30, 2014		March 31, 2014
Change in fair value of investments	Increase (decrease) in net income	Increase (decrease) in earnings per share	Increase (decrease) in net income	Increase (decrease) in earnings per share

10% increase in fair value	$84,816	$0.01	$84,816	$0.01
10% decrease in fair value	$(84,816)	$(0.01)	$(84,816)	$(0.01)

Commodity risk

The following is a summary of the effect on the results of operations of the Corporation, if the fair value of each of the open cash contracts as at September 30, 2014 and March 31, 2014 had increased or decreased by 5 percent, with all other variables remaining constant:

	September 30, 2014		March 31, 2014
Change in bid/ask prices of commodities	Increase (decrease) in net income	Increase (decrease) in earnings per share	Increase (decrease) in net income	Increase (decrease) in earnings per share

5% increase in bid-ask prices	$79,193	$0.006	$21,599	$0.002
5% decrease in bid-ask prices	$(79,193)	$(0.006)	$(21,599)	$(0.002)

Interest rate risk

As at September 30, 2014 and March 31, 2014, Ceres has no long or short portfolio positions in any interest-bearing investment securities.

As at September 30, 2014 and March 31, 2014, except for cash on deposit, the amounts of which vary from time-to-time and on which the Corporation earns interest at nominal variable interest rates, the Corporation had no other variable rate interest-bearing securities. As at those dates, a notional increase or decrease in interest rates applicable to cash on deposit would not have materially affected interest revenue and the results of operations. Therefore, as at September 30, 2014 and March 31, 2014, the Corporation’s assets are not directly exposed to any significant degree to cash flow interest rate risk due to changes in prevailing market interest rates.

CERES GLOBAL AG CORP. Notes to the Interim Condensed Consolidated Financial Statements September 30, 2014 (Unaudited)

12.	FINANCIAL INSTRUMENTS (continued)

(c)	Management of financial instruments risks (continued)

As disclosed in Note 9 (Bank indebtedness), as at September 30, 2014 and March 31, 2014, Riverland Ag’s revolving credit facility bears interest at an annual rate of 2.875 per cent plus overnight LIBOR.  As at September 30, 2014 and March 31, 2014, management has determined the effect on the future results of operations of the Corporation, if the variable interest rate component applicable on those dates on the revolving credit facility were to increase by 25 basis points (“25 bps”) as at those dates respectively, using the balance of the revolving credit facility payable as at those dates, using the number of shares then issued and outstanding, and with all other variables remaining constant. On that basis, the potential effects on the future result of operations would be as follows:

	September 30, 2014		March 31, 2014
Change in interest rate on revolving facility	Increase in net loss	Increase in loss per share	Increase in net loss	Increase in loss per share

25 bps increase in annual interest rate	$(194,404)	$(0.01)	$(179,644)	$(0.01)

Ceres is not subject to cash flow interest rate risk concerning the repurchase obligations and the term loan, as these liabilities bear interest at fixed rates.

Credit risk

Credit risk is the risk a counterparty would be unable to pay amounts due to the Corporation in accordance with the terms and conditions of the debt instruments.  As at September 30, 2014 and March 31, 2014, the Corporation is subject to credit risk concerning cash, amounts due from brokers, trade accounts receivable, and to the extent, certain open cash contracts for grain commodities as at those dates gave rise to unrealized gains thereon.  The maximum exposure to credit risk on those assets is limited to the carrying value of those assets.

Riverland Ag uses various grain contracts as part of its overall grain merchandising strategies. Performance on these contracts is dependent on delivery of the grain or a customer buy-out. There is counter-party risk associated with non-performance, which may have the potential of creating losses. Management of has assessed the counter-party risk and believes that insignificant losses, if any, would result from non-performance.

Riverland Ag regularly evaluates its credit risk concerning its trade accounts receivable to the extent that such receivables may be concentrated in certain industries or with significant customers. Riverland minimizes this risk by having a diverse customer base and established credit policies. The aging of Riverland Ag’s trade accounts receivable is substantially current. Based on its review and assessment of its trade accounts receivable, management of Riverland Ag has determined that as at September 30, 2014 and March 31, 2014, no allowance for doubtful accounts is warranted, and management is confident in its ability to collect trade accounts receivable.

CERES GLOBAL AG CORP. Notes to the Interim Condensed Consolidated Financial Statements September 30, 2014 (Unaudited)

12.	FINANCIAL INSTRUMENTS (continued)

(c)	Management of financial instruments risks (continued)

Custody and prime brokerage risk

There are risks involved with dealing with a custodian or broker who settle trades. In certain circumstances, the securities or other assets deposited with the custodian or broker may be exposed to credit risk with respect to those parties. In addition, there may be practical or timing problems associated with enforcing the Corporation’s rights to its assets, in the case of the insolvency of any such party. Notwithstanding the foregoing, management has evaluated the risk of loss related to the custodian or brokers and has determined this risk to be insignificant.

Liquidity risk

As at September 30, 2014 and March 31, 2014, the following are the contractual maturities of financial liabilities:

September 30, 2014	Carrying amount	Contractual cash flows	1 year	2 years	3 to 5 years	More than 5 years

Bank indebtedness	$77,790,788	$78,092,000	$78,092,000	$-	$-	$-
Term loan	22,312,000	22,312,000	22,312,000	-	-	-
Accounts payable and accrued liabilities	22,132,899	22,132,899	22,132,899	-	-	-
Derivatives	6,322,763	6,322,763	6,322,763	-	-	-
Provision for future payments to Front Street Capital	864,000	864,000	864,000	-	-	-

	$129,422,450	$129,723,662	$129,723,662	$-	$-	$-

March 31, 2014	Carrying amount	Contractual cash flows	1 year	2 years	3 to 5 years	More than 5 years

Bank indebtedness	$71,746,950	$71,857,500	$71,857,500	$-	$-	$-
Accounts payable and accrued liabilities	7,567,634	7,567,634	7,567,634	-	-	-
Repurchase obligations	15,941,080	15,941,080	15,941,080	-	-	-
Derivatives	1,752,256	1,752,256	1,752,256	-	-	-
Provision for future payments to Front Street Capital	970,000	970,000	970,000	-	-	-
	$97,977,920	$98,088,470	$98,088,470	$-	$-	$-

Future expected operational cash flows and sufficient assets are available to fund the settlement of these obligations in the normal course of business.  In addition, the following factors allow for the substantial mitigation of liquidity risk: the prompt settlement of amounts due from brokers, the active management of trade accounts receivable and the lack of concentration risk related thereto.  The Corporation’s cash flow management activities and the continued likelihood of its operations further minimize liquidity risk.

Currency risk

CERES GLOBAL AG CORP. Notes to the Interim Condensed Consolidated Financial Statements September 30, 2014 (Unaudited)

In the normal course of business, Ceres may hold assets or have liabilities denominated in currencies other than Canadian dollars (its presentation and functional currency, and referred to in this section as “C$”).

12.	FINANCIAL INSTRUMENTS (continued)

(c)	Management of financial instruments risks (continued)

Current risk (continued)

Therefore, Ceres is exposed to currency risk, as the value of any assets or liabilities denominated in currencies other than C$ will vary due to changes in foreign exchange rates.

As at September 30, 2014 and March 31, 2014, the following is a summary, at fair value, of Ceres’ exposure to significant currency risks:

	September 30, 2014		March 31, 2014
Currency	Net asset exposure*	Net futures contracts (to buy foreign currency)	Net asset exposure	Net futures contracts (to buy foreign currency)

U.S. dollars	$13,580,961	$14,600,000	$5,175,147	$-

As at September 30, 2014, Ceres was committed to futures foreign exchange contracts, which are due on December 29, 2014, in the amount noted in the preceding table. As at March 31, 2014, Ceres had no commitment to any futures foreign exchange contract.

The following is a summary of the effect on Ceres’ results of operations if the C$ had become 5 percent stronger or weaker against each of the other currencies as at September 30, 2014 and March 31, 2014, with all other variables remaining constant, related to assets and liabilities denominated in foreign currencies:

	September 30, 2014		March 31, 2014
Change in foreign exchange rate	Increase (decrease)in net income	Increase (decrease) in earnings per share	Increase (decrease) in net income	Increase (decrease) in earnings per share

C$ 5% stronger	$(719,522)	$(0.05)	$(272,537)	$(0.02)
C$ 5% weaker	$795,261	$0.06	$301,225	$0.02

Currency risk related to the accounts of Ceres’ foreign subsidiary, Riverland Ag Corp., relates primarily to the translation of its accounts into C$ for the purposes of the consolidated financial reporting of Ceres. Adjustments related to the translation of foreign currency accounts of a foreign operation are included as

CERES GLOBAL AG CORP. Notes to the Interim Condensed Consolidated Financial Statements September 30, 2014 (Unaudited)

other comprehensive income (loss) and have no effect on the determination of net income for the reporting period. Consequently, Ceres has not presented a currency risk sensitivity analysis concerning Riverland Ag Corp.

CERES GLOBAL AG CORP. Notes to the Interim Condensed Consolidated Financial Statements September 30, 2014 (Unaudited)

12.	FINANCIAL INSTRUMENTS (continued)

(d)	Fair value measurements

The following is a summary of the classification of assets and liabilities carried at fair value, using the hierarchy of inputs prescribed by IFRS 13 Fair Value Measurement:

September 30, 2014	Note		Level 1	Level 2	Level 3	Total

Portfolio investments	4		$-	$-	$848,163	$848,163
Due from Broker, unrealized gains on futures and options	5		967,096	-	-	967,096
Derivative assets	12	(a)	-	4,578,810	-	4,578,810
Inventories, grains				131,047,903	-	131,047,903
Due from Broker, unrealized losses on futures and options	5		-	-	-	-
Derivative liabilities	12	(a)	-	(6,322,763)	-	(6,322,763)
Provision for future payments to Front Street Capital	15		-	(864,000)	-	(864,000)
			$967,096	$128,439,950	$848,163	$130,255,209

The following is a reconciliation of the changes in the portfolio investments measured at fair value using unobservable inputs (Level 3), for the three-month period ended September 30, 2014:

Balance, April 1, 2014	$848,163
Transfers from Level 3	-
Net Purchase	-
Change in fair value of Level 3 Portfolio investments	-
$848,163

CERES GLOBAL AG CORP. Notes to the Interim Condensed Consolidated Financial Statements September 30, 2014 (Unaudited)

12.	FINANCIAL INSTRUMENTS (continued)

(d)	Fair value measurements (continued)

March 31, 2014	Note		Level 1	Level 2	Level 3	Total

Portfolio investments	4		$-	$-	$848,163	$848,163
Due from Broker, unrealized gains on futures and options	5		55,242	-	-	55,242
Derivative assets	12	(a)	-	2,965,891	-	2,965,891
Inventories, grains				109,684,490	-	109,684,490
Due from Broker, unrealized losses on futures and options	5		(160,805)	-	-	(160,805)
Derivative liabilities	12	(a)	-	(1,752,256)	-	(1,752,256)
Provision for future payments to Front Street Capital	15		-	(970,000)	-	(970,000)
			$(105,563)	$109,928,125	$848,163	$110,670,725

13.	SHARE CAPITAL AND WARRANTS

(a)	Authorized

Unlimited number of voting, participating Common Shares, without par value.

(b)	Normal Course Issuer Bids

During the six-month period ended September 30, 2014, the Corporation did not purchase any Shares under any Normal Course Issuer Bid.

2013-2014 Normal Course Issuer Bid

On July 9, 2013, Ceres announced a normal course issuer bid (the “2013-2014 NCIB”) commencing on July 11, 2013, the purpose of which was to provide Ceres with a mechanism to decrease the potential spread between the net asset value per Share and the market price of the Shares. The 2013-2014 NCIB will conclude on the earlier of the date on which purchases under the bid have been completed and July 10, 2014.

For the period from July 11, 2013 to October 15, 2013, Ceres purchased 126,020 Shares under the 2013-2014 NCIB for aggregate cash consideration of $964,424. The stated capital value of these repurchased Shares was $1,198,882. The excess of the stated capital value of the repurchased Shares over the cost thereof, being $234,458, was allocated to Retained Earnings in the year ended March 31, 2014.  The Corporation made no purchases under the 2013-2014 NCIB after October 15, 2013.

CERES GLOBAL AG CORP. Notes to the Interim Condensed Consolidated Financial Statements September 30, 2014 (Unaudited)

13.	SHARE CAPITAL AND WARRANTS (continued)

(c)	Expiry of Common Share Purchase Warrants

On June 11, 2013, the Common Share Purchase Warrants (collectively the “Warrants”) that were issued on June 11, 2010 to the vendors of Riverland Ag, expired and were cancelled.  The Corporation allocated the aggregate stated capital value of the Warrants of $202,384 to Contributed Surplus.

(d)	Stock Options and Stock Appreciation Rights

On March 10, 2014, the Board approved the Ceres Global Ag Corp. Stock Option Plan (the “Options Plan”).  The Options Plan is available to certain officers, key employees and consultants of the Corporation and its subsidiaries.  The purpose of the Options Plan is to attract, retain and motivate these parties by providing them with the opportunity, through options, to acquire a proprietary interest in the Corporation and to benefit from its growth.

The Options Plan is administered by the Board, which shall determine (among other things) those officers, key employees and consultants who may be granted awards as Participants and the terms and conditions of any award to any such Participant.  The Exercise Price of the options shall be fixed by the Board and shall be no less than 100 percent of the Market Price on the effective date of the award of the options, which may be granted for a term not exceeding ten (10) years.  The maximum number of common shares reserved for issuance upon the exercise of options cannot exceed 10% of the total number of common shares issued and outstanding less the number of common shares reserved for issuance under the Corporation’s Directors Deferred Share Unit Plan (Note 14).  Restrictions exist as to the number of options that may be granted to Insiders within any one-year period, and as to the number of, and the aggregate fair market value of, the common shares underlying the options that may be granted to any one Participant.

The Options Plan also provides for the Board to grant Stock Appreciation Rights (“SARs”) to certain officers, key employees and consultants of the Corporation.  Stand-Alone SARs granted under the Plan shall become vested at such times, in such installments and subject to the terms and conditions of the Options Plan (including satisfaction of Performance Criteria and/or continued employment) as may be determined by the Board.  The Base Price for each common share subject to a Stand-Alone SAR shall not be less that 100 percent of the Market Price of a common share on the Effective Date of the award of such Stand-Alone SAR.  Tandem SARs may be granted at or after the Effective Date of the related award of options, and each Tandem SAR shall be subject to the same terms and conditions and denominated in the same currency as the option to which it relates and the additional terms and conditions under the Options Plan.  Tandem SARs may be exercised only if and to the extent the options related thereto are then vested and exercisable.  On exercise of a Tandem SAR, the related option shall be cancelled and the Participant shall be entitled to an amount in settlement of such Tandem SAR calculated and in such form as provided by the Options Plan.

As at September 30, 2014 and March 31, 2014, no stock options or SARs had been awarded.

CERES GLOBAL AG CORP. Notes to the Interim Condensed Consolidated Financial Statements September 30, 2014 (Unaudited)

13.	SHARE CAPITAL AND WARRANTS (continued)

(e)	Issued and outstanding as at September 30, 2014 and March 31, 2014

The following is a summary of the changes in the Common Shares and Warrants for the year ended March 31, 2014 (“FYE 2014”) and for the six-month period ended September 30, 2014 (“FYTD 2015”):

	Common shares		Warrants
	#	$	#	$
Balances, April 1, 2013	14,334,699	$138,298,904	150,000	$202,384
Changes in FYE 2014
Expiry of Warrants, June 11, 2013	-	-	(150,000)	(202,384)
Repurchases under normal course issuer bid	(126,020)	(1,198,882)	-	-
Balances, March 31, 2014	14,208,679	$137,100,022	-	$-

Changes in FYTD 2015
Adjustment to outstanding common shares	(471)	-	-	-
Share issuance costs	-	-	-	-
Balances, September 30, 2014	14,208,208	$137,100,022	-	$-

The adjustment to outstanding common shares reported in FYTD 2015 represents a reconciling adjustment for the number of shares purchased under the prior Normal Course Issuer Bids (“NCIBs”).  This adjustment has no effect on the amount paid for the Shares purchased under the NCIBs.  Furthermore, this adjustment has no material effect on the amount of the stated capital value of the purchased Shares, on the excess of the stated capital value of the purchased Shares over the cost thereof, and on the calculation of the weighted-average number of shares issued and outstanding in any reporting period.

14.	DEFERRED SHARE UNIT PLAN

Effective January 1, 2014, Ceres has a Directors’ Deferred Share Unit Plan, whereby deferred share units (“DSU”) are issued to Eligible Directors, in lieu of cash, for a portion of Directors’ fees otherwise payable to Directors.  The Fair Market Value of the DSUs on the date such units are calculated and issued represents the volume-weighted average trading price of Ceres’ common shares for the five trading days immediately preceding the date of issuance of the DSUs.  Each DSU entitles the director to receive payment after the end of the director’s term in the form of common shares of the Corporation.  Under the plan, the aggregate number of common shares issuable by Ceres under this Plan is limited to 450,000 common shares.  Certain insider restrictions and annual dollar limits per Eligible Director exist.  Dividends, if any, otherwise payable on the common shares represented by the DSUs are converted into additional DSUs based on the Fair Market Value as of the date on which any such dividends would be paid.  The Plan also provides for the Board to award additional DSUs (referred to in the Plan agreement as “Matching DSUs”) to an Eligible Director who has elected to receive DSUs pertaining to his/her Annual Cash Remuneration amount (as defined by the Plan).

The Corporation intends to settle all DSUs with shares through the issuance of treasury shares.  Compensation expense is included as part of Directors’ fees classified with general and administrative expenses, and is recognized in the accounts as and when services are rendered to the Corporation.  DSUs

CERES GLOBAL AG CORP. Notes to the Interim Condensed Consolidated Financial Statements September 30, 2014 (Unaudited)

14.	DEFERRED SHARE UNIT PLAN (continued)

outstanding as at a reporting period-end are revalued at the fair market value as at that period and changes in the fair market value are recognized to Directors’ fees in the period in which the changes occur.

The following is a summary of the changes in the number of DSUs issued and outstanding for the six-month period ended September 30, 2014 and for the year ended March 31, 2014:

	September 30, 2014		March 31, 2014
	Number of units	Fair Market Value	Number of units	Fair Market Value

Balance, beginning of period	8,912.73	$7.01	-	$-
Units redeemed	(2,673.83)	$7.00	-	$-
Units issued	21,203.35	$6.84	8,912.73	$7.01
Balance, end of period	27,442.25	$6.84	8,912.73	$7.01

15.	MANAGEMENT FEES

The following table presents management fee expense charged to the accounts of the Corporation for the three-month and six-month periods ended September 30, 2014 and 2013:

Management fees and related expenses	3 months		6 months
	2014	2013	2014	2013
Management fees and related HST	$-	$764,921	$-	$1,543,249
Provision for management transition payment and related HST	—	5,650,000	-	5,650,000
Adjustment to the provision for future payments to Front Street Capital	(58,000)	1,582,000	(106,000)	1,582,000
	$(58,000)	$7,996,921	$(106,000)	$8,775,249

On August 23, 2013, Ceres announced it entered into a Management Transition Agreement (the “Transition Agreement”) with Front Street Capital 2004 (“Front Street Capital”), which provided, among other things, for the early termination of the Management Agreement.  The Transition Agreement was approved by the shareholders at the annual and special meeting held on September 27, 2013.  The Transition Agreement provided for the following:

•	The Management Agreement was terminated effective November 30, 2013;
•	Monthly management fee payments to the Front Street Capital ended September 30, 2013;
•	On October 1, 2013, Ceres paid the Front Street Capital $5 million plus HST of $650,000;
•
Front Street Capital will be paid an additional $1 million if the five-day volume-weighted average price of Ceres’ common shares (the “5-day VWAP”) reaches $10 within five years, and a further $1 million if the 5-day VWAP reaches $11 at any time during that 5-year period;

•
The additional payments will become payable immediately if, prior to the fifth anniversary of the date of the Transition Agreement, there occurs either a change in control or a going private transaction for a price in excess of $7.85 per share;

CERES GLOBAL AG CORP. Notes to the Interim Condensed Consolidated Financial Statements September 30, 2014 (Unaudited)

15.	MANAGEMENT FEES (continued)

•
Ceres shall deposit into an escrow fund five percent of any gross sale proceeds in excess of net book value and direct transaction costs from the sale of any of Ceres’ assets, to a maximum amount of $1 million, and such escrow fund amount shall be paid to the Manager if the 5-day VWAP does not reach $10 within five years

As at September 30, 2014, management has determined the fair value of the potential additional payments provided for under the Transition Agreement is $864,000 (March 31, 2014: $970,000), and a provision for this amount is reported separately in current liabilities as at that date.  As at September 30, 2014, the fair value of each additional payment was determined using the binomial options pricing model, with a remaining term to September 30, 2018, using volatility of 32 percent and a risk-free interest rate of 1.63 percent (March 31, 2014: remaining term to September 30, 2018, volatility of 35 percent and risk-free interest rate of 1.71 percent).  Management recalculates the fair value of such potential additional payments as at each quarter-end and adjusts the provision recognized in the accounts in the quarter such adjustment would be necessary.

16.	RELATED PARTY TRANSACTIONS

Key management personnel

The Corporation has defined key management personnel as senior executive officers, as well as the members of the Board of Directors, as they collectively have the authority and responsibility for planning, directing and controlling the activities of the Corporation and its subsidiaries. The following table summarizes total compensation expense for key management personnel for the three-month and six-month periods ended September 30, 2014 and 2013.

	3 months		6 months
	2014	2013	2014	2013
Salaries, senior executive officers	$375,900	$328,685	$1,204,925	$520,554
Benefits, senior executive officers	8,953	10,107	16,312	20,068
Directors' fees	116,860	49,625	253,299	187,968
	$501,713	$388,417	$1,474,536	$728,590

As at September 30, 2014, one director of the Corporation, through a controlled entity, beneficially owns, directly or indirectly, or exercises control or direction over 23.1% of the outstanding Common Shares of the Corporation. Other than the one director, officers and directors of the Corporation do not beneficially own, directly or indirectly, or exercise control or direction over any Common Shares as at September 30, 2014.

CERES GLOBAL AG CORP. Notes to the Interim Condensed Consolidated Financial Statements September 30, 2014 (Unaudited)

17.	CHANGES IN NON-CASH WORKING CAPITAL ACCOUNTS

	3 months		6 months
	2014	2013	2014	2013
(Increase) decrease in due from Broker, commodity futures contracts	$(698,615)	$(1,848,153)	$(1,514,320)	$3,674,840
Decrease (increase) in net derivative assets	3,108,378	(2,169,121)	2,898,690	(2,350,933)
Decrease (increase) in accounts receivable	7,623,430	3,301,775	2,107,397	(3,092,422)
(Increase) decrease in inventories	(52,203,371)	(18,880,912)	(16,298,613)	42,628,401
Decrease (increase) in GST - HST recoverable	1,007,004	-	762,473	-
(Increase) decrease in prepaid expenses and sundry assets	(2,192,416)	274,690	(1,992,173)	451,060
Increase in accounts payable and accrued liabilities	6,685,723	16,815,144	14,298,871	16,915,351
Increase in management fees payable	-	7,238,145	-	7,253,716
Decrease in provision for future payments to Front Street Capital	(58,000)	-	(106,000)	-
(Decrease) increase in due to Manager	-	(501,185)	-	551,435
	$(36,727,867)	$4,230,383	$156,325	$66,031,448

18.	CONTINGENT LIABILITY

During the year ended March 31, 2014, Ceres terminated its arrangements and ongoing discussions with a potential development partner with respect to the development and construction of a grain facility at the Northgate Commodities Logistics Centre (“NCLC”).  The termination of discussions with the potential partner may have implications for any amounts to be collected from the potential partner and amounts previously paid to Ceres by the potential partner in respect to its portion of NCLC site preparation costs under the Cost-Sharing Agreement.  The recovery and/or reimbursement of such amounts, if any, will be subject to resolution of the claim described below.

During the six-month ended September 30, 2014, the potential partner initiated an action against the Corporation for injunctive relief and unspecified damages relating to the development and construction of a grain facility at the Corporation’s NCLC.

As of the date hereof, management intends to defend the complaint vigorously and is examining all of its procedural and substantive options. The outcome of this complaint is difficult to assess or quantify.  The plaintiff may seek recovery of large or indeterminate amounts, and the magnitude of the potential loss may remain unknown for substantial periods of time. The cost to defend this complaint may be significant.  In addition, this complaint, if decided adversely to the Corporation or settled by the Corporation, may result in liability material to the Corporation’s financial statements as a whole or may materially and adversely affect the Corporation’s business, financial position, cash flow, and/or results of operations.

19.	SUBSEQUENT EVENT

On October 21, 2014, the Corporation filed a final short form prospectus announcing a fully backstopped rights offering (the “Offering”) in Canada and the United States. Under the proposed terms of the Offering, each registered holder (“Shareholder”) of the Corporation’s common shares (“Common Share”) as of the close of business on October 30, 2014 (the “Record Date”) will be issued one right (a “Right”) for each Common Share held. For every 1.1063 Rights held, Shareholders will be entitled to

CERES GLOBAL AG CORP. Notes to the Interim Condensed Consolidated Financial Statements September 30, 2014 (Unaudited)

purchase one Common Share at a subscription price of $5.84 during the subscription period from November 7, 2014 to

19.	SUBSEQUENT EVENT (continued)

November 28, 2014 (the “Expiry Time”). Rights not exercised prior to the Expiry Time will be void and without value. Ceres expects to raise gross proceeds of $75,000,000 to further construct and develop its Northgate Commodities Logistics Centre project.